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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: August 18, 2007	By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

Goldwedge Progress and Drilling Programs

For Other Projects in Nevada

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, AUGUST 16, 2007, MANHATTAN, NEVADA, The Goldwedge underground program, Nye County, Nevada, has continued with the advancement of the "B" zone, a separate decline, has been developed northwest and on strike of the "A" decline. This effort has identified at least three areas with quality gold grades. The results of decline rib sampling returned indicated thickness of 25 feet of 0.575 opt/gold and two separate zones in this area with indicated thicknesses of 15 feet each returned grades of 0.275 opt and 0.436 opt gold, respectively. (The gold fire assay analytical work was completed by the Company's in house laboratory.) This gold mineralization is included within a 110-120 feet wide interval of much lower grade (0.01-0.10 opt gold), but quite significant, gold values, according to Qualified Person, Roland M. Larsen.

Metcon Research of Tuscon, AZ has been evaluating the gold mineralized material mined from Goldwedge for the purpose of making a determination as to whether to construct a flotation circuit or to go immediately to a cyanide vat/tank leach system to recover the remaining gold from this material after the initial gravity recovery circuit. The initial results of this laboratory work should be available this week.

Goldwedge exploration drill hole GW-07-5 did not contain any significant gold mineralization. The heavy clay and carbonate alteration of the core is encouraging. This area was the site of significant fluid flow that may have functioned as conduits within and adjacent to structures that possibly host the gold mineralization at these depths (1,100-1,200 feet) and at shallower levels within the Goldwedge deposit. Additional, deeper exploration drilling within this structural trend is needed in an attempt to further explore the depth extent of the gold system on this property.

Railroad copper-gold project, Elko County, Nevada, the drilling program has started and is currently on the first drill hole to test a copper oxide target. This program will test the copper potential of a large magnetic low that occurs on the northeast portion of a large circular magnetite skarn zone.

Pinon gold-silver property, Elko County, Nevada, the Company has secured a core drill to initiate these drill holes in August, 2007. This work is expected to return data on current groundwater levels, core for rock quality data and proposed heap leach pad bedrock/overburden characterization drilling required by the federal and state regulators as part of the mine permit application process.

Fondaway Canyon gold-tungsten property, Churchill County, Nevada, the drilling program on the former Tenneco heap leach pad is expected to be initiated and completed also in August, 2007. The Company has hired two geologists, and an environmental consulting firm to assist in the completion of the drilling programs for Pinon and Fondaway Canyon.

RSM is an exploration and development company with advanced gold projects in Nevada. The Company is well capitalized, with nearly $10 million in cash, to meet its short and medium term objectives.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen @ (775) 487-2454 or FAX @ (775) 775-2460